CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$39.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $375,843.41 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $39.30 offset against the registration fee due for this offering and of which $375,804.11 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1075 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 120-I dated March 6, 2008	Registration Statement No. 333-130051 Dated March 7, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,000,000 Buffered Return Enhanced Notes Linked to the S&P 100® Index due March 12, 2013

General

  The notes are designed for investors who seek a return of 1.185 times the appreciation of the S&P 100® Index at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 20%, be willing to lose up to 80% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 12, 2013†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on March 7, 2008 and are expected to settle on or about March 12, 2008.

Key Terms

Index:	The S&P 100® Index (“OEX”) (the “Index”)
Upside Leverage Factor:	1.185
Payment at Maturity:

If the Ending Index Level is greater than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.185. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return x 1.185)]

Your principal is protected against up to a 20% decline of the Index at maturity. If the Ending Index Level declines from the Strike Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Strike Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 20% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 20%)]
If the Ending Index Level declines from the Strike Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.
Buffer Amount:	20%, which results in a minimum payment of $200 per $1,000 principal amount note.
Index Return:	Ending Index Level – Strike Level Strike Level
Strike Level:	Set equal to 613.73, which is the Index closing level on March 5, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	March 7, 2013
Maturity Date:	March 12, 2013
CUSIP:	48123MXN7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 120-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 120-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1000	$27	$973

Total	$1,000,000	$27,000	$973,000

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $27.00 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-21 of the accompanying product supplement no. 120-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 7, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 120-I dated March 6, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 7, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 120-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 120-I dated March 6, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208001427/e30663_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.185. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Strike Level, of up to 20%. If the Ending Index Level declines by more than 20%, for every 1% decline of the Index beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 100® INDEX — The return on the notes is linked to the S&P 100® Index. The S&P 100® Index is a subset of the S&P 500® Index and comprises 100 leading U.S. stocks with exchange-listed options. For additional information about the Index, see the information set forth under “The S&P 100® Index” in the accompanying product supplement no. 120-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 120-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 120-I dated March 6, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Strike Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 100® Index	PS-1
  commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 600.00, and reflect the Upside Leverage Factor of 1.185 and the Buffer Amount of 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

900.00	50.000%	59.250%
840.00	40.000%	47.400%
780.00	30.000%	35.550%
720.00	20.000%	23.700%
690.00	15.000%	17.775%
660.00	10.000%	11.850%
630.00	5.000%	5.925%
615.00	2.500%	2.963%
606.00	1.000%	1.185%
600.00	0.00%	0.000%
570.00	-5.00%	0.000%
540.00	-10.00%	0.000%
480.00	-20.00%	0.000%
420.00	-30.00%	-10.000%
360.00	-40.00%	-20.000%
300.00	-50.00%	-30.000%
240.00	-60.00%	-40.000%
180.00	-70.00%	-50.000%
120.00	-80.00%	-60.000%
60.00	-90.00%	-70.000%
0.00	-100.00%	-80.000%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 100® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Strike Level of 600.00 to an Ending Index Level of 630.00. Because the Ending Index Level of 630.00 is greater than the Strike Level of 600.00, the investor receives a payment at maturity of $1,059.25 per $1,000.00 principal amount note, calculated as follows:

$1,000.00 + [$1,000.00 x (5% x 1.185)] = $1,059.25

Example 2: The level of the Index increases from the Strike Level of 600.00 to an Ending Index Level of 720.00. Because the Ending Index Level of 720.00 is greater than the Strike Level of 600.00, the investor receives a payment at maturity of $1,237.00 per $1,000.00 principal amount note, calculated as follows:

$1,000.00 + [$1,000.00 x (20% x 1.185)] = $1,237.00

Example 3: The level of the Index decreases from the Strike Level of 600.00 to an Ending Index Level of 540.00. Because the Ending Index Level of 540.00 is less than the Strike Level of 600.00 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000.00 per $1,000.00 principal amount note.

Example 4: The level of the Index decreases from the Strike Level of 600.00 to an Ending Index Level of 420.00. Because the Ending Index Level of 420.00 is less than the Strike Level of 600 by more than the Buffer Amount of 20%, the Index Return is negative and the investor receives a payment at maturity of $900.00 per $1,000.00 principal amount note, calculated as follows:

$1,000.00 + [$1,000.00 x (-30% + 20%)] = $900.00

Example 5: The level of the Index decreases from the Strike Level of 600.00 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Strike Level of 600.00 by more than the Buffer Amount of 20%, the Index Return is negative and the investor receives a payment at maturity of $200.00 per $1,000.00 principal amount note, which reflects the principal protection provided by the Buffer Amount of 20%, calculated as follows:

$1,000.00 + [$1,000.00 x (-100% + 20%)] = $200.00

Historical Information

The following graph sets forth the historical performance of the S&P 100® Index based on the weekly Index closing level from January 3, 2003 through March 7, 2008. The Index closing level on March 7, 2008 was 596.79. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $200.00 per $1,000.00 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 100® Index	PS-3